

17018642

ATES
NGE COMMISSION
C. 20549

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SEC Mail Processing Section
JUL 24 2017
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-67406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hampton Hedge Fund Marketing, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2605 Geneva Hill Court
(No. and Street)

Oakton (City) Virginia (State) 22124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas McGregor (703) 536-0205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James Delahunt and Associates
(Name – *if individual, state last, first, middle name*)

4783 Lake Valley Drive Suite 2A (Address) Lisle (City) Illinois (State) 60532 (Zip Code)

RECEIVED 2017 JUL 24 PM 5:52

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Douglas Mc Gregor ____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hampton Hedge Fund Marketing, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

4/12/17

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMPTON HEDGE FUND MARKETING, LLC

TABLE OF CONTENTS

James Delahunt and Associates
Certified Public Accountants
4783 Lake Valley Road
Suite 2A
Lisle, Illinois 60532
Phone (773) 297-0018
Fax (773) 326-0812

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING

To the Members of Hampton Hedge Fund Marketing, LLC

We have audited the accompanying statement of financial condition of Hampton Hedge Fund Marketing, LLC as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Hampton Hedge Fund Marketing, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Hampton Hedge Fund Marketing, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, consisting of Schedule I Computation of Net Capital Under SEC Rule 15c3-1, the Exemption Report, and the SIPC Supplemental Agreed-Upon Procedures Report, has been subjected to audit procedures performed in conjunction with the audit of Hampton Hedge Fund Marketing, LLC's financial statements. The supplemental information is the responsibility of Hampton Hedge Fund Marketing, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, the Exemption Report and the SIPC Supplemental Agreed-Upon Procedures Report, is fairly stated, in all material respects, in relation to the financial statements as a whole.

James Delahunt and Associates

Lisle, Illinois

May 16, 2017

Hampton Hedge Fund Marketing, LLC
Statement of Financial Condition
At December 31, 2016

ASSETS	12/31/16
Cash	29,427
Commissions Receivable	64,485
Investment in Entity	129,157
TOTAL ASSETS	223,069
LIABILITIES AND MEMBERS EQUITY	
Current Liabilities	
Accrued expenses	969
Total Current Liabilities	969
Long term Liabilities	
Defined Benefit Pension Plan Liability	58,198
Total Long-Term Liabilities	58,198
Total Liabilities	59,167
MEMBERS EQUITY	163,902
TOTAL LIABILITIES AND MEMBERS EQUITY	223,069

The accompanying notes are an integral part of these financial statements.

Hampton Hedge Fund Marketing, LLC
Statement of Income
For the Year Ended December 31, 2016

REVENUE	2016
Fee Income	604,527
EXPENSES	
Officers Salary	38,081
Commissions	2,664
Professional Fees	26,488
Office Rent	14,400
Telephone and Communications	8,869
Travel and Entertinment	2,296
Regulatory Fees	4,542
Taxes	3,235
Other Expenses	1,875
TOTAL EXPENSES	102,450
NET INCOME	502,077

The accompanying notes are an integral part of these financial statements.

Hampton Hedge Fund Marketing, LLC
Statement of Changes in Members Equity
For the Year Ended December 31, 2016

Members Equity at December 31, 2015	(50,093)
Capital Withdrawals	(345,461)
Net Income	502,077
Other Comprehensive Income	57,379
Members Equity at December 31, 2016	163,902

The accompanying notes are an integral part of these financial statements.

Hampton Hedge Fund Marketing, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Net Income	502,077
Adjustments to net income	
Increase in Commissions Receivable	(3,390)
Decrease in Accrued Expenses	(19,169)
Adjusted net income	479,518
Cash from Investment Activities	
Investment in Partnership	(129,157)
Cash from Financing Activities	
Members Distributions	(345,461)
Change In Cash	4,900
Cash at December 31, 2015	24,527
Cash at December 31, 2016	29,427

The accompanying notes are an integral part of these financial statements.

Hampton Hedge Fund Marketing, LLC
Notes to Financial Statements
For the Year Ended December 31, 2016

Note A-Summary of Significant Accounting Policies

Nature of Business

Hampton Hedge Fund Marketing, LLC (the "Company") began doing business as a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) in January 2007. The principal source of the Company's income is generated from the private placement of securities. In this capacity, the firm places assets with investment managers for its qualified individual and institutional customers.

Basis of Accounting

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America. Fee income is recognized as earned, taking into consideration the terms of contractual arrangements and the period in which services are rendered.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

See below for further information on this topic.

Statement of Cash Flows

The Company maintains cash and cash equivalents with financial institutions. The Company considers cash and cash equivalents as those amounts which are not subject to restrictions or penalties and have an original maturity of three months or less. At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

Depreciation

There is no allowance for depreciation in the financial statements as the Company owned no depreciable fixed assets during the year ended December 31, 2016.

Accrued Expenses and Other Liabilities

The Company's financial statements include certain accrued expenses that are fixed and determinable at December 31, 2016. Such accruals are reflected in the Statement of Financial Condition in the current liability section. The underfunded pension liability is also included on the balance sheet as a liability. See Note I below.

NOTE B-INCOME TAXES

The Company was formed as an LLC but elected to be treated as a corporation. Effective January 1, 2009, the Company has elected to be treated as a pass-through entity (an "S-Corporation") for federal and Virginia income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its owners on their respective income tax returns. Accordingly, these financial statements do not reflect a provision for income taxes. Penalties and interest, if any, assessed by taxing authorities are included in operating expenses.

The Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon examination by the taxing authorities. For the year ended December 31, 2016, management believes that all of the positions taken on its federal and state income tax returns would more likely than not be sustained upon examination. The federal income tax returns of the Company for 2016, 2015, and 2014 are potentially subject to examination by the IRS, generally for three years after they were filed.

NOTE C—SECURITIES TRANSACTIONS AND SECURITY LENDING

The Company has not entered into any securities or commodities transactions. The Company sells limited partnership interests, but the customer funds are paid directly to the issuer, not to the Company.

Resale and Repurchase Agreements

HAMPTON HEDGE FUND MARKETING, LLC
NOTES TO FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED DECEMEBER 31, 2016

The Company has not entered into any transactions involving the purchase of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos).

The Company has not entered into any securities borrowed and securities loaned transactions. As of December 31,2016, the Company had not entered into any subordinated loan agreements.

NOTE D-INVESTMENT BANKING

The Company does not act as an underwriter or agent in investment banking transactions. Represents the entire coo

NOTE E- MAJOR CUSTOMER

For the year ended December 31, 2016, total income is earned from 3 customers. A majority, approximately 65%, of the Company's fee income comes from one customer. Receivables from this customer were $64,485 at December 31, 2016, which represents the entire commission receivable reflected in the accompanying statement of financial condition.

NOTE F-RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis. See attached exemption statement.

NOTE G -RELATED PARTY TRANSACTION

The Company rents space from a property owned by the member. The monthly rent for this space is $1,200 per month and is on a month to month basis. The total cost incurred for 2016 was $14,400.

NOTE H-NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that an acceptable ratio of aggregate indebtedness to net capital exist. At December 31, 2016, the Company had negative net capital of ($29,740), which was less than the minimum requirement of $5,000 by $34,740. The Company's ratio of aggregate indebtedness to net capital ratio was a negative as well. The negative arose because of the change in the presentation of the defined benefit liability and the recording of the related liability.

HAMPTON HEDGE FUND MARKETING, LLC
NOTES TO FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED DECEMEBER 31, 2016

NOTE I -DEFINED BENEFIT PENSION

The Company's noncontributory defined-benefit retirement plan has been frozen since 2007. The plan covers the two employees of the Company who are also the owners of the Company. The benefits are based on each employee's years of service up to a maximum of 10 years and the highest average compensation received during any 3 consecutive years. An employee becomes fully vested upon completion of 5 years of qualifying service. The owner-employee is fully vested.

The Company uses a December 31 measurement date for its plan. The following tables set forth further information about the Company's defined benefit pension plan as of and for the year ended December 31, 2016:

<u>Obligations of Funded Status</u>

Projected benefit obligation	176,812
Fair value of plan assets	118,614
Funded status, shortfall	58,198

Accumulated benefit obligation	176,812

Employer Contributions	0
Participant Contributions	0
Benefits Paid	0

The Company has a net accrued pension obligation of $365,245 at December 31, 2016 and the amount that would be recognized in accumulated other comprehensive income consist of an unamortized actuarial gain of $307,047 as of December 31, 2016. Plan results are as follows:

	2016
Service Cost	0
Interest Cost (4.14%)	10,174
Expected return on Plan Assets (5%)	(6,508)
Amortization of Prior Service Cost	0
Amortization of Gains/losses	(11,654)
Net Periodic Pension Cost (Benefit)	(7,988)

Benefit Obligation Beginning of the Year	245,745	
Service Cost	0	
Interest Cost	10,174	
Contributions	0	
Actuarial Gain (Loss) during year	(79,107)	

Benefit Obligation at End of Year	176,812	A
Fair value of Assets Beginning of Year	130,168	
Actual Return on Plan Assets	(11,554)	

Fair Value of Assets –End of Year	118,614	B
Funded status – shortfall or surplus	58,198	(A-B)

The shortfall of $58,198 has been added to the balance sheet as a liability.
The shortfall at December 31, 2015 in the amount of $115,577 has been reflected as a prior period adjustment reducing the opening equity at December 31, 2015. See Note J below.

Cash Flows

No contributions have been made to the Plan for 2016 or during the period the plan has been frozen. Management believes that there is no probability that the net accrued pension obligation will be funded.

Assumptions

The company used a weighted average discount rate of 4.14% and an expected return on plan assets of 5.0% to determine benefit obligations and net periodic benefit cost at for the year ended December 31, 2016. The Company's expected rate of return on plan assets is determined by the plan assets' historical long-term investment performance, current asset allocation, and estimates of future long-term returns by asset class.

Plan Assets

The Company's investment strategy is to provide a modest return per year by investing in cash, stocks, bonds and hedge fund instruments. The Company attempts to mitigate investment risk by providing a diversified pool of assets with little correlation to major stock indices. However, the Plan has shown losses in both 2015 and 2016. No plan assets reverted to the Company during 2016. The Plan distributed $230,000 to plan beneficiaries during 2009 due to economic hardship withdrawals of which $100,000 will be repaid. As of December 31, 2016, $75,500 of that amount remains outstanding and is

held by the plan as unsecured debt. $24,000 was repaid on the outstanding balance by the debtors in 2016.

Assets in the Plan

Note Receivable from Principal	75,500
Checking Account Cash	8,467
Ameritrade Securities Account	28,656
Other	6,000
Discrepancy	(9)

Total Assets	118,614
	========

NOTE J- PRIOR PERIOD ADJUSTMENT RESULTING FROM PENSION PLAN

The liability for the defined benefit pension plan shortfall has been reflected in equity as a prior period adjustment, adjusting opening members' equity.

Members Equity at 12/31/15 before adjustment	$65,484
Prior Period Adjustment -- underfunding 12/31/15	(115,577)
Adjusted equity at 12/31/15	($50,093)

This amount is reflected in the Statement of Changes in Members Equity.

NOTE K- OTHER ASSETS

The Company invested $129,157 of its commission receivable at December 31, 2016 from one of its clients in a Partnership interest: Aristides Fund LP. The Company owns .82% of the Fund. The Company can cash out at its discretion at any time with 30 days notice.

The Fund's investment objective is to seek capital appreciation, while attempting to maintain a low correlation to the U.S. stock market, and to limit downside volatility to less than historical norms for the S&P 500 index. During January, 2017, the Fund earned a .84% profit.

NOTE L-COMMITMENTS AND CONTINGENT LIABILITIES AND DERIVATIVES

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2016, during the year then ended or as of the date of this

report. As of December 31, 2016, the gross contractual or notional amounts of derivative financial instruments used for trading was zero.

NOTE M—FINANCIAL INSTRUMENTS

No derivative financial instruments (futures, options, swaps, etc.) have been entered into on behalf of the customers. The Company has not entered into transactions involving derivatives as balance sheet financial instruments. The Company did not enter into certain other transactions which, in industry practice, would not be recorded on the Statement of Financial Condition, such as commitments to enter into future resale and repurchase agreements. Further, the Company has not extended credit to its customers in transactions, and has no secured financing, such as bank loans, or which might require it to pledge collateral in support thereof.

NOTE N – MARKET RISK

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or other counterparty with which it conducts business.

NOTE O – ASC 820, FAIR VALUE MEASUREMENTS

For the year ended December 31, 2016

Assets	Level 1	Level 2	Level 3
Cash	29,427		
Commissions Receivable	64,485		
Partnership Interest			129,157
Total Assets	93,912	0	129,157

HAMPTON HEDGE FUND MARKETING, LLC
NOTES TO FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED DECEMEBER 31, 2016

Liabilities	Level 1	Level 2	Level 3
Accrued Expenses	969		
Pension Liability			58,198
Total Liabilities	969	0	58,198

NOTE P-SUBSEQUENT EVENTS

Events have been evaluated through March 7, 2017. The Company registered in the state of Illinois effective in March 2017 and withdrew its resignation from the state of Michigan in early 2017. It remains registered in Virginia.

There were withdrawals of $48,683 in the ordinary course of business during the period ended March 7, 2017.

No other information is required to be disclosed.

Hampton Hedge Fund Marketing, LLC
Computation of Net Capital Pursuant to Rule 15C3-1
For the Year Ended December 31, 2016

Total Assets	223,069	
Deductions and Charges		
Nonallowable Assets	(64,485)	
100% Haircut on Investment	(129,157)	
Liabilities	(59,167)	
Net capital	(29,740)	
Required Net Capital	5,000	
EXCESS NET CAPITAL	(34,740)	
Aggregate Indebtedness	59,167	
Ratio of Aggregate Indebtedness to Net Capital	-0.50264	
6 2/3 % of aggregate indebtedness	3,946	
Required Net Capital is the higher of $5000 or $3946.	5,000	
RECONCILIATION OF FOCUS REPORT TO AUDIT REPORT		
Original Net Capital Reported	28,458	
Adjustments;		
Increase for partnership Investment	129,157	See Note K for detailed explanation.
Less 100% haircut	(129,157)	(1)
Adjustment for Pension obligation	(58,198)	(2)
Net Capital per Audit Report	(29,740)	

(1) The Haircut is 100% of the partnership investment. Neither the partnership nor the Haircut were reflected on the unaudited financials.

(2) See Note I as it relates to the liability for the pension shortfall. The amount shown is the underfunding of the Company's defined benefit plan at 12/31/16 and is reflected on the balance sheet. The defined benefit underfunding was not reflected in prior years' financials nor in the unaudited 2016 financials.

EXEMPTION REPORT

Hampton Hedge Fund marketing, LC ("Company") is a registered broker- dealer subject to SEC

Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2016, the Company claimed an exemption to SEC Rule

15c3-3 pursuant to paragraph k(2)(i) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

Name

XX [signature]

Authorized Signature

Principle

Title

March 17, 2017 ______________________________ Date

James Delahunt and Associates
Certified Public Accountants
4783 Lake Valley Drive
Suite 2A
Lisle, Illinois 60532
Phone (773) 297-018
Fax (773) 326-0812

Review Report of Independent Public Accounting Firm On the Exemption Report

We have reviewed management's statements, included in the accompanying Hampton Hedge Fund Marketing, LLC ("Hampton") Exemption Report, in which (1) Hampton identified the following provisions of 17 C.F.R. §15c3-(3)(k) under which Hampton claimed an exemption from 17 C.F.R. § 240.15c3-3 (2) (i) (the "exemption provision") and (2) Hampton stated that Hampton met the identified exemption provision throughout the year ended December 31, 2016 without exception. Hampton management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Hampton 's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securiities and Exchange act of 1934.

James Delahunt and Associates

Lisle, Illinois

May 16, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREEDD UPON PROCEDURES

To the Members of Hampton Hedge Fund Marketing, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Hampton Hedge Fund Marketing, LLC and SIPC, solely to assist you and the other specified parties in evaluating Hampton Hedge Fund Marketing, LLC's compliance with the applicable instructions of Form SIPC-7. Hampton Hedge Fund Marketing, LLC's management is responsible for Hampton Hedge Fund Marketing, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences:

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences.

The Company paid $542 on 8/1/2016; and $969 on 2/15/2017, for a total of $1,511.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences:

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

James Delahunt and Associates

Lisle, Illinois

May 16, 2017